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                               June 8, 2022

       Balakrishnan B S Muthu
       Chief Executive Officer
       Verde Resources, Inc.
       Block B-5, 20/F, Great Smart Tower
       230 Wanchai Road, Wanchai
       Hong Kong

                                                        Re: Verde Resources,
Inc.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2021
                                                            Filed November 12,
2021
                                                            File No. 000-55276

       Dear Mr. Muthu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2021

       Risks Associated with Verde Resources, Inc. , page 11

   1. You list your principal executive office resides in Hong Kong on your cover page and that your headquarters and
operations are located in Hong Kong and Malaysia at page 3. As a result, you are
considered a China Based Issuer. Please clearly describe the extent of your operations in Hong Kong
and China including whether you maintain any cash accounts or any assets in these
jurisdictions.

   2. At the forepart of your risk factors, please provide prominent disclosure about the legal and operational risks
associated with being based in Hong Kong. Your disclosure should make clear whether
these risks could result in a material change in your operations or could significantly
limit or completely hinder your ability to offer or continue to offer securities to investors
and cause the value of such securities to significantly decline or be
 Balakrishnan B S Muthu
FirstName  LastNameBalakrishnan B S Muthu
Verde Resources, Inc.
Comapany
June 8, 2022NameVerde Resources, Inc.
June 8,
Page 2 2022 Page 2
FirstName LastName
         worthless. Your disclosure should address how recent statements and regulatory actions
         by China   s government, such as those related to the use of variable interest entities and
         data security or anti-monopoly concerns, have or may impact the
company   s ability to
         conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your former auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding
         Foreign Companies Accountable Act and related regulations will affect your company.

3. We note your principal executive office is in Hong Kong. To the extent you have any cash held or transferred through bank accounts in Hong Kong or China, please provide a clear description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date from these accounts between the holding company, its subsidiaries and consolidated VIEs, or to investors, and quantify the amounts where applicable. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors.

4. In your summary of risk factors, disclose the risks that your corporate structure and being based in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in
         China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

5. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission
         (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency
         that is required to approve the VIE   s operations, and state
affirmatively whether you have
         received all requisite permissions or approvals and whether any permissions or approvals
 Balakrishnan B S Muthu
FirstName  LastNameBalakrishnan B S Muthu
Verde Resources, Inc.
Comapany
June 8, 2022NameVerde Resources, Inc.
June 8,
Page 3 2022 Page 3
FirstName LastName
         have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If you do not believe you are not required to obtain such permissions or approvals from these Chinese authorities and are relying on the opinion of counsel on this matter, disclose the name of counsel and file a consent. If you are not relying on the opinion of counsel, please disclose the basis for the determination that permissions or approvals are not required.

6. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the
         Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
         decrease the number of    non-inspection years    from three years to
two years, and thus,
         would reduce the time before your securities may be prohibited from trading or delisted.
         Update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong pursuant to the HFCAA.

7. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Risk Factors
Risks Associated with Our Common Stock, page 15

8.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Balakrishnan B S Muthu
Verde Resources, Inc.
June 8, 2022
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joanna Lam, Staff Accountant at 202-551-3476 or Craig Arakawa,
Branch Chief at 202-551-3650 with any questions.



FirstName LastNameBalakrishnan B S Muthu                  Sincerely,
Comapany NameVerde Resources, Inc.
                                                          Division of
Corporation Finance
June 8, 2022 Page 4                                       Office of Energy &
Transportation
FirstName LastName